Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-3 No. 333-206168) of Tesoro Logistics LP authorizing the continuous issuance of common units representing limited partner interests having an aggregate gross sales price of up to $750 million;
(2) Registration Statement (Form S-8 No. 333-173807) pertaining to the Tesoro Logistics LP 2011 Long-Term Incentive Plan;
(3) Registration Statement (Form S-8 No. 333-214395) pertaining to the Tesoro Logistics LP 2011 Long-Term Incentive Plan;
of our report dated February 21, 2017, except for Note 13, as to which the date is August 21, 2017, with respect to the consolidated financial statements of Tesoro Logistics LP, included in this Current Report on Form 8-K.

/s/ Ernst & Young LLP
San Antonio, Texas
August 21, 2017